SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                             (AMENDMENT NO. 3)
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)


                                 Neff Corp.
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                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)


                                 006400941
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                                CUSIP Number


                                 John Milne
                            United Rentals, Inc.
                         Five Greenwich Office Park
                            Greenwich, CT 06830
                               (203) 622-3131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With copies to:


  Matthew C. Womble, Esq.                  Richard J. Grossman, Esq.
    United Rentals, Inc.            Skadden, Arps, Slate, Meagher & Flom LLP
 Five Greenwich Office Park                   Four Times Square
Greenwich, Connecticut 06830              New York, New York 10036
    (203) 622-3131                              (212) 735-3000


                             February 20, 2001
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          (Date of Event Which Requires Filing of this Statement)




      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


CUSIP NO.   006400941              13D     PAGE 2 OF 5 PAGES
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  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals, Inc.
             0615224966
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a)  |_|
                                                                 (b)  |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*      OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                             7    SOLE VOTING POWER
                                      0
         NUMBER OF           ------------------------------------------------
           SHARES            8    SHARED VOTING POWER
        BENEFICIALLY                  See Item 5
          OWNED BY           ------------------------------------------------
            EACH             9    SOLE DISPOSITIVE POWER
         REPORTING                    0
           PERSON            ------------------------------------------------
            WITH             10   SHARED DISPOSITIVE POWER
                                      See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
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  14   TYPE OF REPORTING PERSON*
             CO
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO.   006400941              13D     PAGE 3 OF 5 PAGES
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  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals (North America), Inc.
             061493538
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a)  |_|
                                                                 (b)  |X|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*      OO

-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                             7     SOLE VOTING POWER
                                        100  See Item 5
         NUMBER OF           ------------------------------------------------
           SHARES            8     SHARED VOTING POWER
        BENEFICIALLY                    See Item 5
          OWNED BY           ------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER
         REPORTING                      100  See Item 5
           PERSON            ------------------------------------------------
            WITH             10    SHARED DISPOSITIVE POWER
                                        See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




            This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on January 8, 2001 (as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2001 and Amendment No. 2 to Schedule 13D filed on February 5, 2001, the "Original Schedule 13D") by United Rentals, Inc., a Delaware corporation ("United Rentals") and its wholly owned subsidiary United Rentals (North America), Inc., a Delaware corporation ("URNA"), relating to Class A Common Stock and Class B Special Common Stock of Neff Corp., a Delaware corporation.

            Capitalized terms used herein and not defined have the meaning set forth in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

            Item 4 of the Original Schedule 13D is hereby amended to add the following information:

            United Rentals has further extended the expiration date of the non- binding proposal contained in the letter of United Rentals to the Special Committee of the Board of Directors of Neff Corp., dated December 29, 2000, to February 26, 2001.




                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2001


                                    UNITED RENTALS, INC.


                                    By:  /s/ John Milne
                                       -----------------------------------
                                          Name: John N. Milne
                                          Title: Vice Chairman


                                    UNITED RENTALS (NORTH AMERICA), INC.


                                    By:   /s/ John Milne
                                       -----------------------------------
                                          Name: John N. Milne
                                          Title:  Vice Chairman